Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and
Preferred Dividends and Distributions
(in thousands, except ratios)

	Three Months Ended March 31

	2004	2003

Earnings from Continuing Operations before income from
equity investees	$9,609	$(2,755)

Add:
Fixed charges	24,189	23,883
Amortization of previously capitalized interest	861	756
Distributed income of Unconsolidated Joint Ventures	9,595	11,155
Deduct-
Capitalized interest	(1,100)	(2,251)

Earnings available for fixed charges and preferred
dividends and distributions	$43,154	$30,788

Fixed charges:
Interest expense	$22,572	$20,989
Capitalized interest	1,100	2,251
Interest portion of rent expense	517	643

Total fixed charges	$24,189	$23,883

Preferred dividends and distributions	6,400	6,400

Total fixed charges and preferred dividends and
distributions	$30,589	$30,283

Ratio of earnings to fixed charges and
preferred dividends and distributions	1.4	1.0